Exhibit 99.6

To Our Shareholders

This fiscal quarter was highlighted by the commencement of clinical studies with our leading neurology and diabetes drug candidates. Elan, our licensing partner, has started a Phase 2 clinical study of ELND005 in bipolar disorder and Transition has initiated a proof-of-concept clinical study of TT-401 in subjects with type 2 diabetes. Financially, with the commencement of the ELND005 bipolar disorder study, Transition also received a US$11 million milestone payment from Elan further strengthening the Company’s cash position.

Pipeline Review

ELND-005 – Alzheimer’s Disease:

This quarter saw clinical advancement of ELND005 with the announcement of a Phase 2 study in 400 bipolar disorder patients. The genesis of this clinical initiative was data observed in the completed ELND005 Phase 2 study of mild to moderate Alzheimer’s Disease (AD) patients. While the AD study was designed primarily to measure changes in cognition and function, the study also assessed changes in neuropsychiatric symptoms. The study showed that ELND005 treatment had a statistically significant reduction on the emergence of new neuropsychiatric symptoms for both mild and moderate AD patients. More specifically, the emergence of new depression and anxiety symptoms was reduced by almost 50% in mild AD patients. These reductions in depression and anxiety have potentially broader applications beyond AD, and it is with this approach that Elan has expanded ELND005 development into bipolar disorder. Further, there is evidence from a mechanism of action standpoint supporting the use of ELND005 in bipolar disorder. The AD study also showed that the administration of ELND005 led to significant reductions in the brain levels of a molecule called myo-inositol. In some published clinical studies, reductions in myo-inositol have been correlated with the activity of the current leading bipolar disorder maintenance therapies, lithium and valproic acid. Thus from both a clinical and scientific perspective, there are multiple lines of evidence supporting the bipolar disorder application of ELND005.

In addition to the bipolar study underway, Elan continues to evaluate advancing ELND005 into clinical studies in other disease indications. Details on these disease indications and potential trial designs have not been disclosed publicly to date.

Also during this quarter, Lilly presented data showing that their amyloid targeted antibody significantly reduced cognitive decline in mild AD patients. This positive data seems to have rekindled interest and optimism in the development of AD therapeutics. With the ELND005 AD Phase 2 study showing dual activity on both neuropsychiatric and cognitive outcomes, there is potential to advance ELND005 as a symptomatic or disease-modifying therapy.

TT-401 –Type 2 Diabetes:

The development of the TT-401 program continues to meet all of Transition’s internal expectations as a potential therapy for patients with type 2 diabetes and accompanying obesity. In a Phase 1 study completed this summer, TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

Following receipt of these data, Transition together with its development partner Lilly jointly decided to advance TT-401 into a proof-of-concept clinical study in obese diabetic patients. This study is now underway with results expected to be announced in the first half of 2013.

Through these development studies, data is being compiled to position TT-401 as a next generation diabetes therapy. Specifically, as a once-weekly administered peptide that effectively lowers blood glucose levels of diabetes patients while also providing secondary benefits including weight loss and improvement of lipid profiles.

OUTLOOK

As we look ahead, there are important developments planned across all our therapeutic programs in the coming quarters. For ELND005, the bipolar disorder clinical study is ongoing and we look to Elan for further guidance on potential additional clinical studies that will be initiated with ELND005 in the near future. Also, the TT-401 proof of concept study is well underway and data is expected in the first half of calendar 2013. This data could trigger a US$7 million milestone payment from Lilly, should Lilly wish to retain their option for further development of TT-401. Finally, TT-301 is positioned to provide an opportunity for partnership or clinical studies in the near term.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.